

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 29, 2016

Via E-mail
Dr. Zane Wang
Chief Executive Officer and Executive Director
China Rapid Finance Limited
5th Floor, Building D, BenQ Plaza
207 Songhong Road
Changning District, Shanghai 200335
People's Republic of China

>   **Re: China Rapid Finance Limited**
>   **Amendment No. 6 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted August 2, 2016**
>   **CIK No. 0001346610**

Dear Dr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary of Historical Financial Information of our Company, page 13

1. We note your response dated June 30, 2016 to comment 4. However, your disclosure of gross billings and customer acquisition incentive at the bottom of your Consolidated Statements of Comprehensive Income(Loss) on page F-4 still does not comply with the ASC 604-45-50-1. Please revise your financial statements and anywhere else in the filing where the Consolidated Statement of Comprehensive Income(Loss) is disclosed, to present the gross transaction volume of revenues reported net parenthetically when

presented on the face of the financial statements. Otherwise please include this information in the notes to the financial statements.

Business, page 108

2. Please revise your business discussion to clarify the difference in the technologies and business processes utilized for both lifestyle and consumption loans, similar to your response to comment 7.

Notes to Consolidated Financial Statements

2.Summary of significant accounting policies

(n) Safeguard Program, page F-12

3. We note in your response to comment 12 in your letter dated March 7, 2016 that for lifestyle loans you do not combine the borrower and investor contracts into a single arrangement under ASC 605.   However, it appears that you believe that the Safeguard Program benefits both the investor and the borrower. We also note that you first allocate the consideration to the Safeguard Program in accordance with paragraph 605-25-15-3A before accounting for the two separate arrangements. If the arrangements with the borrower and the investor were accounted for as a single arrangement under Subtopic 605-25, please tell us how the amount of consideration allocated, on the basis of their relative selling prices, to each unit of accounting (i.e., loan matching to the borrower, loan matching to the investor and loan repayment services) would differ from your current allocation.

(o) Revenue Recognition, page F-13

4. We note your prior responses to our comments on the accounting for your incentive payments to investors for your consumption loans. We do not believe your facts and circumstances provide a sufficient basis to record these payments as an asset.   Prior to restating your financial statements, please tell us if you intend to classify the incentive payments as a reduction of revenue or if you intend to include a portion of the incentive payments in another line item and, if so, tell us your basis for such line item. In addition, please provide us with the disclosure you intend to include in MD&A and the financial statement footnotes regarding this matter.

(x) Segment reporting, page F-17

5. We note your response to comment 14 that all financial information regularly reviewed by the CEO, including revenue and gross billings, is prepared on a consolidated basis. However, in your May 6, 2016 response to comment 28 you state that the only

financial data assessed by loan type was revenue and gross billings. Please reconcile these statements for us.

6. We also note from your response that in making internal resources allocation the CEO does consider operating data including loan volume and lending capital available. In your May 6, 2016 response you also state that this operating data is provided by loan type. Please explain in greater detail how you determined that the use of this operating data as part of the CEO's allocation of resources did not meet ASC 280-10-50-1b. In addition, clarify for us which of the three characteristics of an operating segment in ASC 280-10-50-1 are relying upon to determine that you only have one operating segment instead of multiple segments for lifestyle loans, consumption loans and your micro-lending subsidiary.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Kerry Shen
        Alan Seem, Esq.